UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 Grupo TMM, S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series A Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40051D105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Emma Garcia
                                 Reforma No. 610
                            Col. Lomas de Chapultepec
                               Mexico, D.F. 11000
                               (525-55) 623-06-10
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                             Roman A. Bninski, Esq.
                    Curtis, Mallet-Prevost, Colt & Mosle LLP
                                 101 Park Avenue
                               New York, NY 10178
                                 (212) 696-6000

                               September 16, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 40051D105

--------------------------------------------------------------------------------

1.   Names of Reporting Persons                          Jose F. Serrano Segovia
     I.R.S. Identification Nos. of above persons
     (entities only)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)                                                                       X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (see instructions)                    Not applicable

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                        None

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                  United Mexican States

--------------------------------------------------------------------------------

  Number of     7.     Sole Voting Power                   10,416,123
   Shares       ----------------------------------------------------------------
Beneficially    8.     Shared Voting Power                 4,298,414
  Owned by      ----------------------------------------------------------------
    Each        9.     Sole Dispositive Power              10,416,123
  Reporting     ----------------------------------------------------------------
 Person With    10.    Shared Dispositive Power            4,298,414
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      14,714,537

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares(see instructions)                      Not applicable

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    25.8%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (see instructions)           IN

--------------------------------------------------------------------------------

CUSIP No. 40051D105

--------------------------------------------------------------------------------

1.   Names of Reporting Persons                            Ramon Serrano Segovia
     I.R.S. Identification Nos. of above persons
     (entities only)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)                                                                       X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (see instructions)                    Not applicable

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                        None

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                  United Mexican States

--------------------------------------------------------------------------------

  Number of     7.   Sole Voting Power                     7,475,464
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power                   4,298,414
  Owned by      ----------------------------------------------------------------
    Each        9.   Sole Dispositive Power                7,475,464
  Reporting     ----------------------------------------------------------------
 Person With    10.  Shared Dispositive Power              4,298,414
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      11,773,878

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares(see instructions)                      Not applicable

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    20.7%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (see instructions)           IN

--------------------------------------------------------------------------------

CUSIP No. 40051D105

--------------------------------------------------------------------------------

1.   Names of Reporting Persons                           Teresa Serrano Segovia
     I.R.S. Identification Nos. of above persons
     (entities only)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)                                                                       X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (see instructions)                    Not applicable

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                        None

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                  United Mexican States

--------------------------------------------------------------------------------

  Number of     7.   Sole Voting Power                     3,725,821
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power                           0
  Owned by      ----------------------------------------------------------------
    Each        9.   Sole Dispositive Power                3,725,821
  Reporting     ----------------------------------------------------------------
 Person With    10.  Shared Dispositive Power                      0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      3,725,821

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares(see instructions)                      Not applicable

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    6.5%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (see instructions)           IN

--------------------------------------------------------------------------------

CUSIP No. 40051D105

--------------------------------------------------------------------------------

1.   Names of Reporting Persons        Servicios Directivos Servia, S.A. de C.V.
     I.R.S. Identification Nos. of above persons
     (entities only)                                       Not applicable

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)                                                                       X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (see instructions)                    Not applicable

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                        None

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                  United Mexican States

--------------------------------------------------------------------------------

  Number of     7.   Sole Voting Power                     4,297,914
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power                           0
  Owned by      ----------------------------------------------------------------
    Each        9.   Sole Dispositive Power                4,297,914
  Reporting     ----------------------------------------------------------------
 Person With    10.  Shared Dispositive Power                      0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      4,297,914

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares(see instructions)                      Not applicable

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    7.5%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (see instructions)           CO

--------------------------------------------------------------------------------

CUSIP No. 40051D105

--------------------------------------------------------------------------------

1.   Names of Reporting Persons                   Promotora Servia, S.A. de C.V.
     I.R.S. Identification Nos. of above persons
     (entities only)                                       Not applicable

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (see instructions)
     (a)
     (b)                                                                       X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (see instructions)                    Not applicable

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                        None

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                  United Mexican States

--------------------------------------------------------------------------------

  Number of     7.   Sole Voting Power                     4,298,414
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power                           0
  Owned by      ----------------------------------------------------------------
    Each        9.   Sole Dispositive Power                4,298,414
  Reporting     ----------------------------------------------------------------
 Person With    10.  Shared Dispositive Power                      0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                      4,298,414

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares(see instructions)                      Not applicable

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    7.5%

--------------------------------------------------------------------------------

14.  Type of Reporting Person (see instructions)           CO

--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 (this "Amendment") amends and restates the statement on Schedule 13D originally filed in paper format on May 28, 2002, (the "Schedule 13D"), by Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation ("Promotora") and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation ("Servicios") and together with Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia and Promotora, the "Reporting Persons") relating to the Series A Shares, without par value (the "Series A Shares"), of Grupo TMM, S.A. (formerly Grupo Servia, S.A. de C.V.), a fixed capital corporation (sociedad anonima) incorporated under Mexican law (the "Issuer").

     This Amendment is the first electronic amendment to the Reporting Persons'
Schedule 13D to be filed with the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. Accordingly, pursuant to Rule 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(e) under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates, as applicable, as of the date of this Amendment, the entire text of the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

     The information in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The equity securities to which this Amendment relates are the Series A Shares of the Issuer, some of which are held in the form of American Depositary Shares ("ADSs"). Each ADSs represents one ordinary participation certificate (a "CPO"), which represents financial interests in one Series A Share. ADSs have no voting rights with respect to the underlying Series A Shares, and pursuant to the terms of the trust governing the CPOs, the trustee, Nacional Financiera, S.N.C., is required to vote the Series A Shares held in the trust in the same manner as the majority of the Series A Shares that are not so held and that are voted on the relevant matter.

     The principal executive offices of the Issuer are located at Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F. Mexico. Effective December 26, 2001, Transportacion Mar tima Mexicana, S.A. de C.V., a Mexican corporation ("TMM"), was merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). By virtue of the Merger, each outstanding Series A Share, without par value, of TMM (other than shares held by the Issuer immediately prior to the Merger) was converted into one Series A Share of the Issuer and each outstanding Series L Share, without par value, of TMM was converted into one Series L Share, without par value of the Issuer (the "Series L Shares"). As a result, each holder of the Series A Shares and Series L Shares of TMM (other than the Issuer) became the owner of the same number of Series A Shares and Series L Shares, respectively, of the Issuer as the number of Series A Shares and Series L Shares of TMM owned by such holder prior to the Merger.

     Immediately prior to the Merger, the Issuer had outstanding 21,854,504 Series A Shares of which 9,966,125 were owned by Jose F. Serrano Segovia, 7,475,465 were owned by Ramon Serrano Segovia and 4,412,914 were owned by Teresa Serrano Segovia. These shares continued to be held by such shareholders immediately following the Merger.

     On September 13, 2002, the Issuer completed a reclassification (the "Reclassification") of its Series L Shares as Series A Shares. The Reclassification combined the Issuer's two classes of outstanding capital stock into a single class by converting each share of Series L Shares into one share of Series A Shares. The Reclassification eliminated the variable portion of the Issuer's capital stock and the Issuer became a fixed capital corporation (sociedad anonima) and its registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

     Immediately prior to the Reclassification, the Issuer had 42,722,353 Series A Shares outstanding and 14,240,784 Series L Shares outstanding. Of the 14,240,784 Series L Shares that were outstanding prior to the Reclassification, 500,000 were owned by Jose F. Serrano Segovia. Following the Reclassification and as of July 31, 2005, the Issuer had 56,963,137 Series A Shares outstanding.

ITEM 2.     IDENTITY AND BACKGROUND

     The information in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This Amendment is filed jointly by Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, Promotora and Servicios. Promotora is wholly-owned by Jose F. Serrano Segovia and Ramon Serrano Segovia, and Servicios is 99.99% owned by Promotora.

     Jose F. Serrano Segovia is an executive officer of each of Promotora and Servicios and the Chairman of the Board of Promotora, and Ramon Serrano Segovia is an executive officer of each of Promotora and Servicios and the Vice Chairman of the Board of Promotora. Information with respect to the name, business address and present principal occupation or employment of each other executive officer of Promotora and Servicios and each other director of Promotora, and the name and principal place of business and address of any corporation or other organization in which such employment is conducted is set forth on Schedule I attached hereto. Servicios does not have a board of directors.

     (b) The business address of Jose F. Serrano Segovia is Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F. Mexico. The business address of Ramon Serrano Segovia, Teresa Serrano Segovia, Promotora and Servicios is Reforma 610, Col. Lomas de Chapultepec, Mexico D.F., C.P. 11000.

     (c) Jose F. Serrano Segovia is the Chairman of the Board and the Chief Executive Officer of the Issuer and Ramon Serrano Segovia is the Vice-Chairman of the Issuer. Each of Promotora and Servicios serves as an investment holding company for Jose F. Serrano Segovia and Ramon Serrano Segovia.

     (d) During the last five years, none of the Reporting Persons, the other executive officers of Promotora and Servicios and the other directors of Promotora has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, the other executive officers of Promotora and Servicios and the other directors of Promotora has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Jose F. Serrano Segovia, Ramon Serrano Segovia and Teresa Serrano Segovia, each other executive officer of Promotora and Servicios and each other director of Promotora is a citizen of the United Mexican States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Jose F. Serrano Segovia and Ramon Serrano Segovia acquired 9,966,125 and 7,475,466 Series A Shares (including Series A Shares which are held in the form of ADSs), respectively, as a result of a recapitalization of the Issuer that was effected prior to the Merger. These shares were acquired solely in exchange for shares of the Issuer that the shareholders held prior to the recapitalization. Teresa Serrano Segovia acquired 4,412,914 Series A Shares (including Series A Shares which are held in the form of ADSs ) as part of the recapitalization of the Issuer that was effected prior to the Merger.

     By virtue of the Merger, Servicios acquired 4,162,914 Series A Shares (including Series A Shares which are held in the form of ADSs), in exchange for an equal number of Series A Shares, without par value of TMM that it owned immediately prior to the Merger. During 2005, Servicios acquired 135,000 Series A Shares of Grupo TMM in multiple transactions in the open market on the New York Stock Exchange, thereby increasing its current ownership to 4,297,914 Series A Shares.

     Prior to the Reclassification, Jose F. Serrano Segovia owned 500,000 Series L Shares. On September 13, 2002, and as a result of the Reclassification, the 500,000 Series L Shares of the Issuer owned by Jose F. Serrano Segovia were converted into the same number of Series A Shares of the Issuer, which increased his ownership to 10,466,125 Series A Shares. On March 2004, Jose F. Serrano Segovia transferred, as a gift, 50,002 Series A Shares which are held in the form of ADSs to his son, Jose Serrano Cuevas, who is also an alternate director of the Issuer. Following such transfer, Jose F. Serrano Segovia currently owns 10,416,123 Series A Shares.

ITEM 4.     PURPOSE OF TRANSACTION

     The information in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Except for the Series A Shares acquired by Jose F. Serrano Segovia as a result of the Reclassification and the Series A Shares acquired by Servicios during 2005, the Reporting Persons acquired beneficial ownership of the Series A Shares reported herein pursuant to the Merger. As a result of the aggregate ownership of the Reporting Persons, constituting approximately 45.5% of the outstanding Series A Shares of the Issuer (based on information included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed by the Issuer on September 9, 2005, which disclosed that 56,963,137 Series A Shares were outstanding as of July 31, 2005, 48,584,666 of which were held in the form of ADSs of Series A Shares), the Reporting Persons have the ability to elect at least eight of the twelve members of the Board of Directors who are elected by the holders of the Series A Shares, to approve any action requiring the approval of the Series A shareholders, and to prevent any action proposed by other holders of Series A Shares.

     Certain of the individual Reporting Persons and certain other family members are also executive officers and/or directors of the Issuer as follows:
Jose F. Serrano Segovia is the Chairman of the Board and Chief Executive Officer; Ramon Serrano Segovia is the Vice Chairman of the Board; Javier Segovia Serrano, who is the son of Teresa Serrano Segovia and the nephew of Jose F. Serrano Segovia and Ramon Serrano Segovia, is a director and the President; Jose Serrano Cuevas, who is the son of Jose F. Serrano Segovia, is an alternate director.

     Depending upon market conditions, evaluation of alternative investments, and such other factors as it may consider relevant, each of the Reporting Persons may purchase or sell Series A Shares if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable.

     Subject to the foregoing, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Based on information included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed by the Issuer on September 9, 2005 (which disclosed that 56,963,137 Series A Shares were outstanding as of July 31, 2005, 48,584,666 of which were held in the form of ADSs of Series A Shares) the aggregate number and percentage beneficially owned by all of the Reporting Persons is 25,915,822 (45.5%). The number and percentage beneficially owned by each Reporting Person are as follows:

          (i) Jose F. Serrano Segovia beneficially owns 14,714,537 Series A Shares (25.8%). Jose F. Serrano Segovia has the sole power to vote and dispose of 10,416,123 Series A Shares (18.3%) and may also be deemed the beneficial owner of 4,298,414 Series A Shares beneficially owned by Promotora by virtue of his joint control of Promotora with Ramon Serrano Segovia;

          (ii) Ramon Serrano Segovia beneficially owns 11,773,878 Series A Shares. Ramon Serrano Segovia has the sole power to vote and dispose of 7,475,464 Series A Shares (13.1%). Ramon Serrano Segovia may also be deemed the beneficial owner of 4,298,414 Series A Shares beneficially owned by Promotora by virtue of his joint control of Promotora with Jose F. Serrano Segovia;

          (iii) Teresa Serrano Segovia beneficially owns, and has the sole power to vote and dispose, of 3,725,821 Series A Shares (6.5%);

          (iv) Servicios beneficially owns, and has the sole power to vote and dispose, of 4,297,914 Series A Shares (7.6%); and

          (v) Promotora beneficially owns, and has the sole power to vote and dispose, of 4,298,414 Series A Shares (7.6%), consisting of 4,297,914 Series A Shares beneficially owned by Promotora by virtue of its ownership of 99.99% of Servicios and 500 Series A Shares of which Promotora has the sole power to vote and dispose.

     To the best knowledge of each of Promotora and Servicios, as applicable, none of the other executive officers of Promotora and Servicios and the other directors of Promotora beneficially owns any Series A Shares or has a right to acquire any Series A Shares, except that the wife of Javier Segovia Serrano, who is a director and an executive officer of Promotora and Servicios, as applicable, beneficially owns 12,600 Series A Shares. Javier Segovia Serrano disclaims beneficial ownership of such Series A Shares.

     (b) Since the original filing of the Schedule 13D on May 28, 2002, certain of the Trust Agreements described in Item 6, which granted Jose F. Serrano Segovia the sole power to vote or direct the vote of 21,854,504 the Series A Shares owned by Jose F. Serrano Segovia, Ramon Serrano Segovia and Teresa Serrano Segovia were amended and, as a result, Jose F. Serrano Segovia, Ramon Serrano Segovia and Teresa Serrano Segovia now have each the sole power to vote or direct the vote of the Series A Shares that each individually owns. Servicios has the sole power to vote or direct the vote of the 4,297,914 Series A Shares that it owns. Servicios' power to vote and direct the voting of its shares is subject to the direction of Promotora, which is jointly controlled by Jose F. Serrano Segovia and Ramon Serrano Segovia.

     Each Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the number of Series A Shares that it individually beneficially owns, as set forth Section (a) of this Item 5. However, each Reporting Person's power to dispose of and direct the disposition of the Series A Shares it owns is subject to certain restrictions pursuant to the Trust Agreements described in Item 6 below to which he, she or it is a party. In addition, Servicios' power to dispose of and to direct the disposition of its shares is subject to the direction of Promotora, which is jointly controlled by Jose F. Serrano Segovia and Ramon Serrano Segovia.

     (c) On March 15, 2004, Jose F. Serrano Segovia transferred, as a gift, 50,002 Series A Shares which are held in the form of ADSs to his son, Jose Serrano Cuevas, who is also an alternate director of the Issuer.

     During the period commencing on December 3, 2003, and ending on September 16, 2005, Teresa Serrano Segovia sold, through her broker on the New York Stock Exchange, an aggregate of 505,693 Series A shares which are held in the form of ADSs in a series of transactions at a price per share ranging from US$2.5000 to US$4.5032 per ADS. The aggregate consideration received by Teresa Serrano Segovia from these sales was US$1,432,693.53 resulting in an average price per ADS of approximately US$2.9310. A summary of these sales effected by Teresa Serrano Segovia during this period is set forth below:

              TRADE DATE  QUANTITY  PRICE PER SHARE    PROCEEDS
              ----------  --------  ---------------  -------------
              3-Dec-03     27,730      US$3.1460      US$87,238.58
              23-Jan-04    5,000       US$4.5032      US$22,516.00
              06-Feb-04    5,500       US$4.0300      US$22,154.00
              06-Feb-04    3,000       US$4.0400      US$12,120.00
              06-Feb-04    7,500       US$4.0300      US$30,225.00
              23-Feb-04    10,000      US$3.8260      US$38,260.00
              01-Mar-04    3,000       US$3.4083      US$10,224.90
              09-Mar-04    4,000       US$3.3562      US$13,424.80
              16-Mar-04    3,000       US$3.2183       US$9,654.90
              22-Mar-04    5,000       US$3.1997      US$15,998.50
              29-Mar-04    10,000      US$3.0520      US$30,250.00
              30-Mar-04    31,000      US$3.0601      US$94,863.10
              15-Apr-04    18,000      US$2.9030      US$52,254.00
              15-Apr-04    18,963      US$2.9825      US$56,557.15
              23-Apr-04    24,000      US$2.5888      US$62,131.20
              07-May-04    15,000      US$2.7500      US$41,250.00
              01-Jun-04    5,900       US$2.7970      US$16,502.30
              24-Jun-04    10,000      US$2.5510      US$25,510.00
              25-Jun-04    10,000      US$2.5000      US$25,000.00
              28-Jun-04    10,000      US$2.5000      US$25,000.00
              28-Jun-04    11,100      US$2.5000      US$27,750.00
              29-Jun-04    18,900      US$2.5050      US$47,344.50
              30-Jun-04    61,100      US$2.5660     US$156,782.60
              01-Jul-04    3,500       US$2.7480       US$9,618.00
              22-Nov-04    5,000       US$2.9700      US$14,850.00
              25-Nov-04    5,000       US$3.1000      US$15,500.00


                                      -11-

              26-Nov-04    5,000       US$3.0600      US$15,300.00
              27-Nov-04    5,000       US$3.0200      US$15,100.00
              29-Nov-04    5,000       US$3.1200      US$15,600.00
              02-Dec-04    5,000       US$3.1100      US$15,550.00
              03-Dec-04    5,000       US$3.3000      US$16,500.00
              04-Dec-04    5,000       US$3.5000      US$17,500.00
              05-Dec-04    5,000       US$3.3400      US$16,700.00
              06-Dec-04    5,000       US$3.1900      US$15,950.00
              10-Dec-04    5,000       US$3.2100      US$16,050.00
              11-Dec-04    5,000       US$3.0500      US$15,250.00
              12-Dec-04    5,000       US$2.9800      US$14,900.00
              13-Dec-04    5,000       US$2.9500      US$14,750.00
              28-Dec-04    2,000       US$3.5200       US$7,040.00
              26-Jan-05    6,500       US$3.2600      US$21,190.00
              23-Feb-05    6,000       US$3.4500      US$20,700.00
              02-Aug-05    15,100      US$3.5000      US$52,850.00
              02-Aug-05    400         US$3.6100       US$1,444.00
              03-Aug-05    50,000      US$3.5468     US$177,340.00
              04-Aug-05    17,600      US$3.5000      US$61,600.00
              16-Sep-05    16,900      US$3.5000      US$59,150.00

     In addition to the foregoing transactions, during the period commencing on October 8, 2004, and ending on February 22, 2005, Teresa Serrano Segovia sold, through her broker on the Bolsa Mexicana de Valores, an aggregate of 181,400 Series A shares in a series of transactions at a price per share ranging from Ps.26.5000 to Ps.36.5419 per share. The aggregate consideration received by Teresa Serrano Segovia from these sales was US$483,725 resulting in an average price per share of approximately US$2.5107. A summary of these sales effected by Teresa Serrano Segovia during this period is set forth below:

                                                APPLICABLE
                                               PESO-DOLLAR
    TRADE DATE  QUANTITY  PRICE PER SHARE     EXCHANGE RATE       PROCEEDS
    ----------  --------  ---------------  --------------------  ----------
    08-Oct-04    5,000      Ps.27.5000     Ps.11.2874 = US$1.00   US$12,182
    08-Oct-04    26,600     Ps.28.0000     Ps.11.2874 = US$1.00   US$65,985
    08-Oct-04    41,300     Ps.28.4000     Ps.11.2874 = US$1.00  US$103,914
    08-Oct-04    2,500      Ps.28.4100     Ps.11.2874 = US$1.00    US$6,292
    20-Oct-04    1,500      Ps.26.5000     Ps.11.4507 = US$1.00    US$3,471
    20-Oct-04    5,000      Ps.26.5000     Ps.11.4507 = US$1.00   US$11,571


                                      -12-

                                                APPLICABLE
                                               PESO-DOLLAR
    TRADE DATE  QUANTITY  PRICE PER SHARE     EXCHANGE RATE       PROCEEDS
    ----------  --------  ---------------  --------------------  ----------
    20-Oct-04    3,500      Ps.26.5000     Ps.11.4507 = US$1.00    US$8,100
    20-Oct-04    10,000     Ps.27.0000     Ps.11.4507 = US$1.00   US$23,579
    20-Oct-04    10,000     Ps.27.3000     Ps.11.4507 = US$1.00   US$23,841
    27-Oct-04    1,000      Ps.26.5000     Ps.11.5178 = US$1.00    US$2,301
    28-Oct-04    15,000     Ps.27.0000     Ps.11.5118 = US$1.00   US$35,181
    28-Oct-04    10,000     Ps.27.0000     Ps.11.5118 = US$1.00   US$23,454
    03-Feb-05    41,000     Ps.36.5419     Ps.11.1670 = US$1.00  US$134,165
    22-Feb-05    9,000      Ps.36.5089     Ps.11.0680 = US$1.00   US$29,687

     Except as described herein, no Reporting Person or other executive officers of Promotora or Servicios or other director of Promotora effected any transactions in Series A Shares during the past sixty days.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons are parties to a number of trust and pledge agreements (collectively, the "Trust Agreements") pursuant to which Jose F. Serrano Segovia, Ramon Serrano Segovia and Teresa Serrano Segovia have pledged 19,006,246 of the Series A Shares they own and Servicios has pledged 4,162,914 of the Series A Shares it owns (including, in each case, Series A Shares that may be represented by ADSs) for the benefit of certain creditors as follows:

     (i) Jose F. Serrano Segovia, Ramon Serrano Segovia and Teresa Serrano Segovia have jointly pledged 3,575,000 ADSs to Citibank, N.A. to secure a demand loan in the outstanding principal amount of US$5.0 million;

     (ii) Jose F. Serrano Segovia and Ramon Serrano Segovia have pledged 6,566,203 Series A Shares to Ixe Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero to secure a loan to Servicios in the aggregate principal amount of US$7.0 million; and

     (iii) Jose F. Serrano Segovia, Ramon Serrano Segovia and Servicios have jointly pledged 11,695,251 ADSs to Argyll Equities, LLC to secure a loan in the aggregate principal amount of US$17,073,870

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons, or to the best knowledge of each of Promotora and Servicios, any of their respective directors or executive officers, or between any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     The information in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     99.1.     Joint Filing Agreement

     99.2. Irrevocable Trust Agreement, dated December 14, 2001, by and among Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, GE Capital Bank, S.A., Institucion de Banca Multiple, GE Grupo Financiero, as Trustee and Citibank, N.A.

     99.3. Amendment, dated September 19, 2002, to the Irrevocable Trust Agreement, dated December 14, 2001 by and among Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, GE Grupo Financiero, as Trustee, and Citibank, N.A.

     99.4. Stock Pledge Agreement, dated March 1, 2005, by and among Servicios Directivos Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, Ixe Banco S.A., Institucion de Banca M ltiple, Ixe Grupo Financiero, and Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero.

     99.5. Modification of Loan Agreement, dated June 28, 2002, by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.6. Second Modification of Loan Documents dated July 1, 2003 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.7. Ratification and Confirmation of Security Agreement, dated July 1, 2003, by and among GE Capital Bank, S.A., Institucion de Banca Multiple, GE Grupo Financiero, as Trustee, and Citibank, N.A.

     99.8. Third Modification of Loan Documents dated December 1, 2003 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.9. Fourth Modification of Loan Documents dated March 2004 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.10. Fifth Modification of Loan Documents dated July 14, 2004 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.11. Sixth Modification of Loan Documents dated February 2005 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.12. Seventh Modification of Loan Documents, dated October 2005, by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano Segovia, and Citibank, N.A.

     99.13. Pledge Agreement, dated June 9, 2004 by and among Servicios Directivos Servia, S.A. de C.V., and Argyll Equities, LLC.

     99.14. Pledge Agreement, dated June 23, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.15. Pledge Agreement, dated July 6, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.16. Pledge Agreement, dated July 29, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.17. Pledge Agreement, dated September 9, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.18. Pledge Agreement, dated September 17, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.19. Pledge Agreement, dated December 13, 2004 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.20. Pledge Agreement, dated February 2, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.21. Pledge Agreement, dated February 9, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.22. Pledge Agreement, dated March 18, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.23. Pledge Agreement, dated April 6, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.24. Pledge Agreement, dated April 19, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

     99.25. Pledge Agreement, dated May 18, 2005 by and among Servicios Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: December 29, 2005

                                       /s/ Jose F. Serrano Segovia
                                       -----------------------------------------
                                       Jose F. Serrano Segovia

                                       /s/ Ramon Serrano Segovia
                                       -----------------------------------------
                                       Ramon Serrano Segovia

                                       /s/ Teresa Serrano Segovia
                                       -----------------------------------------
                                       Teresa Serrano Segovia

                                       PROMOTORA SERVIA, S.A. DE C.V.

                                       By: /s/ Javier Segovia Serrano
                                          --------------------------------------
                                       Name:   Javier Segovia Serrano
                                       Title:  Legal Representative

                                       SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.

                                       By: /s/ Javier Segovia Serrano
                                          --------------------------------------
                                       Name:   Javier Segovia Serrano
                                       Title:  Legal Representative

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         PROMOTORA SERVIA, S.A. DE C.V.
                                       AND
                    SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.


NAME                            BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
                                                              AND ADDRESS

Javier Segovia Serrano          Av. De la Cuspide No. 4755    General Director
(Executive Officer & Director)  Colonia Parques del Pedregal  Grupo TMM, S.A. de C.V.
                                Mexico, D.F. C.P. 14010       (multi-modal transportation and logistics
                                                              company)
                                                              Same address as Business Address


Jose Bosch                      Reforma 610                   Manager - Legal
(Executive Officer)             Col. Lomas de Chapultepec     Promotora Servia, S.A. de C.V.
                                Mexico, D.F. C.P. 11000       Servicios Directivos Servia, SA de CV
                                                              Same address as Business Address


Emma Garcia                     Reforma 610                   Finance Manager
(Executive Officer)             Col. Lomas de Chapultepec     Promotora Servia, S.A. de C.V.
                                Mexico, D.F. C.P. 11000       Servicios Directivos Servia, SA de CV
                                                              Same address as Business Address

                                    EXHIBIT INDEX
                                    -------------


EXHIBIT NUMBER
--------------
99.1.     Joint Filing Agreement.*

99.2.     Irrevocable Trust Agreement, dated December 14, 2001, by and among
          Jose F. Serrano Segovia, Ramon Serrano Segovia, Teresa Serrano
          Segovia, GE Capital Bank, S.A., Institucion de Banca Multiple, GE
          Grupo Financiero, as Trustee and Citibank, N.A.**

99.3       Amendment, dated September 19, 2002, to the Irrevocable Trust
          Agreement, dated December 14, 2001 by and among Jose F. Serrano
          Segovia, Ramon Serrano Segovia, Teresa Serrano Segovia, GE Grupo
          Financiero, as Trustee, and Citibank, N.A.***

99.4      Stock Pledge Agreement, dated March 1, 2005, by and among Servicios
          Directivos Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon
          Serrano Segovia, Ixe Banco S.A., Institucion de Banca M ltiple, Ixe
          Grupo Financiero, and Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo
          Financiero.***

99.5      Modification of Loan Agreement, dated June 28, 2002, by and among
          Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano
          Segovia, and Citibank, N.A.*

99.6      Second Modification of Loan Documents dated July 1, 2003 by and among
          Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano
          Segovia, and Citibank, N.A.*

99.7      Ratification and Confirmation of Security Agreement, dated July 1,
          2003, by and among GE Capital Bank, S.A., Institucion de Banca
          Multiple, GE Grupo Financiero, as Trustee, and Citibank, N.A.*

99.8 Third Modification of Loan Documents dated December 1, 2003 by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon
          Serrano Segovia, and Citibank, N.A.*

99.9      Fourth Modification of Loan Documents dated March 2004 by and among
          Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano
          Segovia, and Citibank, N.A.*

99.10     Fifth Modification of Loan Documents dated July 14, 2004 by and among
          Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano
          Segovia, and Citibank, N.A.*

99.11     Sixth Modification of Loan Documents dated February 2005 by and among
          Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon Serrano
          Segovia, and Citibank, N.A.*

99.12 Seventh Modification of Loan Documents, dated October 2005, by and among Promotora Servia, S.A. de C.V., Jose F. Serrano Segovia, Ramon
          Serrano Segovia, and Citibank, N.A.*

99.13     Pledge Agreement, dated June 9, 2004 by and among Servicios Directivos
          Servia, S.A. de C.V., and Argyll Equities, LLC.*

99.14     Pledge Agreement, dated June 23, 2004 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*


99.15     Pledge Agreement, dated July 6, 2004 by and among Servicios Directivos
          Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.16     Pledge Agreement, dated July 29, 2004 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.17     Pledge Agreement, dated September 9, 2004 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.18     Pledge Agreement, dated September 17, 2004 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.19     Pledge Agreement, dated December 13, 2004 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.20     Pledge Agreement, dated February 2, 2005 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.21     Pledge Agreement, dated February 9, 2005 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.22     Pledge Agreement, dated March 18, 2005 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.23     Pledge Agreement, dated April 6, 2005 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.24     Pledge Agreement, dated April 19, 2005 by and among Servicios
          Directivos Servia, S.A. de C.V. and Argyll Equities, LLC.*

99.25     Pledge Agreement, dated May 18, 2005 by and among Servicios Directivos
          Servia, S.A. de C.V. and Argyll Equities, LLC.*

* Filed herewith.

** Previously included as an exhibit to the Reporting Persons' Schedule 13D originally filed in paper format on May 28, 2002 with the United States Securities and Exchange Commission.

*** Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English summary of this exhibit is provided herewith.